Exhibit 99.1

Kingtone Wirelessinfo Solution Holding Ltd Provides

The Corrected First Six Months of Fiscal Year 2017 Unaudited Financial Results

Xi’an, China, August 15, 2017 – Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) (“Kingtone”, “we” or the “Company”), a China-based developer and provider of mobile enterprise solutions, today announced corrections to its press release issued on Friday, June 30, 2017 entitled, “Kingtone Wirelessinfo Solution Holding Ltd Reports The First Six Months of Fiscal Year 2017 Unaudited Financial Resultss,” that was only released in news release and not filed on Form 6-K (the “Prior Press Release”), providing the corrected top-line numbers such as revenues, gross profit, gross margin which resulted in the updated net loss and basic and diluted loss per share.

The complete press release with corrected information is as below, which supersedes the Prior Press Release:

Xi’an, China, August 15, 2017 – Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) (“Kingtone”, “we” or the “Company”), a China-based developer and provider of mobile enterprise solutions, today announced the corrected financial results for the six months ended March 31, 2017. The financial statements and other financial information included in this press release are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Financial Highlights for the Six Months Ended March 31, 2017:

Revenues decreased by 57% to $0.22 million from $0.49 million for the six months ended March 31, 2016;

Gross profit decreased by 131% to minus $0.07 million from $0.21 million for the six months ended March 31, 2016;

Gross margin decreased to minus 30.7% from 42.3% for the six months ended March 31, 2016;

Net loss of $0.2 million as compared to net loss of $0.7 million for the six months ended March 31, 2016.

Basic and diluted loss per share was $0.17 for the six months ended March 31, 2017 compared to basic and diluted loss per share of $0.48 for the six months ended March 31, 2016. Weighted average shares outstanding for the six months ended March 31, 2017 remained unchanged at 1,405,000.

“For the first half of the fiscal year, due to the deteriorated business conditions and the strong competition, our revenue significantly dropped. However, we are pleased with our cost-control process leading to reduced losses during the first half of the fiscal year, compared to the same period last year,” said Mr. Peng Zhang, Chief Executive Officer, “I hope our investors can be more patient with our business and capital market performance. In the future we will continue to take measures to improve our performance and optimize our business model to achieve sustainable growth.”

Results of Operations - For the Six Months Ended March 31, 2017 Compared to the Six Months Ended March 31, 2016

Net Revenues

The Company’s revenues decreased by 57% to $0.22 million for the six months ended March 31, 2017, as compared to $0.49 million for the six months ended March 31, 2016.

Company had no revenue from software solutions for the six months ended March 31, 2017, compared to $0.06 million for the six months ended March 31, 2016.

Revenues from wireless system solutions decreased by 50.5% to $0.2 million for the six months ended March 31, 2017, compared to $0.4 million in the six months ended March 31, 2016. As a percentage of total revenue, wireless system solution sales increased to100% from99.5% of our total revenue. The decrease in revenue from wireless system solutions was mainly due to Company has not signed any big contract under the strong competition.

Cost of Sales

Cost of sales decreased by 1.7% to approximately $281,000 for the six months ended March 31, 2017 from approximately $286,000 for the six months ended March 31, 2016. As a percentage of our total revenues, cost of sales increased to 130.7% of our total revenues for the six months ended March 31, 2017from57.7% of our total revenues for the six months ended March 31, 2016.

Cost of sales for wireless system solutions increased by 13.3%, from approximately $248,000 for the six months ended March 31, 2016 to approximately $281,000 for the six months ended March 31, 2017. This represented 100% and 86.7% of the total cost of sales, and 130.7% and 57.1% of wireless system solution revenue, for the six months ended March 31, 2017 and 2016, respectively.

Gross Profit and Gross Margin

For the six months ended March 31, 2017, gross profit decreased by 131% to minus $0.07 million from $0.21 million for the six months ended March 31, 2016. Gross margin for the six months ended March 31, 2017 was minus 30.7%, compared to 42.3% in the six months ended March 31, 2016.

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Gross profit from wireless system solutions increased by 15.8% for the six months ended March 31, 2017 to minus $0.07 million from $0.19 million, and gross margin decreased to minus 30.7% from 42.9% for the six months ended March 31, 2016.

Operating Expenses

Total operating expenses for the six months ended March 31, 2017 were $0.8 million, compared to $1.4 million for the six months ended March 31, 2016, representing a decrease of 44.3%.

Selling expenses decreased by 20.6% to $0.05 million for the six months ended March 31, 2017, compared to $0.07 million for the six months ended March 31, 2016, and represented 25.1% and 13.7% of revenues for the six months ended March 31, 2017 and 2016, respectively. The decrease in sales expenses was a direct result of the Company’s cost-control decision to reduce the marketing and traveling expenses coping with the depression in the software solution market. The demand for software solutions products is lower because most of our clients are government sponsored companies. With the macro-policy in China that controls the spending budgets in governmental agencies and fewer clients in such nature were inclined to buy value-added software solutions.

General and administrative expenses were approximately $0.7 million for the six months ended March 31, 2017, a decrease of 43.3% from $1.3 million for the six months ended March 31, 2016, which represented 343.3% and 262.3% of revenues for the six months ended March 31, 2017 and 2016, respectively. General and administrative expenses consist primarily of compensation and benefit expenses relating to personnel other than our engineers and our sales and marketing team, depreciation and amortization expenses and overhead expenses. General and administrative expenses also include legal and other professional fees, share-based compensation and other miscellaneous administrative costs. The significant decrease in general and administrative expenses was mainly due to the decreased bad debt expense caused by certain aged receivables, and decreased labor cost as a result of the decreased business operation in the six months ended March 31, 2017.

Research and development expenses were nil for the six months ended March 31, 2017, compared to $54,000 for the same period last year.

Loss from Operations

The Company had loss from operations of $0.9 million for the six months ended March 31, 2017, compared to loss from operations of $1.2 million for the six months ended March 31, 2016, a decrease of $0.3 million in loss from operations, which primarily due to the significantly lower general and administrative expenses for the six months ended March 31, 2017, compared to the same period last year.

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Net Loss and LPS

Net loss was $0.2 million for the six months ended March 31, 2017, compared to net loss of $0.7 million for the six months ended March 31, 2016. Basic and diluted loss per share was $0.17 in the six months ended March 31, 2017, compared to basic and diluted loss per share of $0.48 for the six months ended March 31, 2016. The number of weighted average common shares outstanding for the six months ended March 31, 2017 remained unchanged at 1,405,000.

Liquidity and Capital Resources

Cash and Cash Equivalents

As of March 31, 2017, the Company had cash and cash equivalents of $5.6 million, compared to $1.2 million as of September 30, 2016, the Company’s last fiscal year end. Net cash provided by operating activities for the six months ended March 31, 2017 was approximately $0.04 million, compared to approximately $0.5 million used in operating activities for the six months ended March 31, 2016. For the six months ended March 31, 2017, the Company had a net loss of $0.2 million compared to net loss of $0.7 million for the same period last year. Net cash provided by financing activities for the six months ended March 31, 2017 was approximately $4.4 million, compared to approximately $0.7 million used in financing activities for the six months ended March 31, 2016. As of March 31, 2017, the closing balance of due from related party decreased by $4.6 million to $1.6 million, compared to $6.2 million as of September 30, 2016. Net cash provided by investing activities was nil for the six months ended March 31, 2017, compared to $1,000 provided by investing activities for the six months ended March 31, 2016.

Financial Outlook

Based on the results of the first six months of fiscal year 2017, in light of increased competition, price pressure and continuing negotiations for new contracts that were expected to be signed later in the year, the Company updated its previously released guidance for fiscal year 2017. We now expect revenues in the range between $1 million and $3 million and net loss in the range between $0 and $1 million.

Conference Call.

The Company hosted a conference call to discuss the financial results for the six months ended March 31, 2017 at 7:30 a.m. ET on June 30, 2017.

Teleconference Information:

Live Participant Dial In (Toll Free): 877-407-9205
Live Participant Dial In (International): 201-689-8054

Number of Lines: 10

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Replay Number (Toll Free): 877-481-4010
Replay Number (International): 919-882-2331
Replay ID: 10041
Teleconference Replay Available Until: July 2, 2017 at 11:59 PM

The conference call will be webcast live by Vcall and can be accessed at http://www.investorcalendar.com/IC/CEPage.asp?ID=175107.

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) is a China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. The Company’s products, known as mobile enterprise solutions, extend a company’s or enterprise’s information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, and improves efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit the Company’s website at http: www.kingtoneinfo.com. The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report for the fiscal year ended September 30, 2016 filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:
Mr. Wang Fang
Assistant to the Chief Financial Officer
Tel: +86-29-8826-6383
Email: wangfang@kingtoneinfo.com

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KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Express in thousands of U.S. Dollars, except shares and per share data)

	As of March 31,	As of September 30,
	2017	2016
	(Unaudited)	(Audited)

ASSETS

Current assets
Cash and cash equivalents	$5,621	$1,239
Accounts and Notes Receivable, net of allowance	3,786	4,243
Inventories, net	66	90
Other receivables and prepayments	56	95
Total Current Assets	9,529	5,667

Non-current assets
Due from related companies	1,602	6,152
Property, plant and equipment, net	10,249	10,863
Intangible assets, net	501	527
Total Assets	$21,881	$23,209

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$948	$1,277
Advances from customers	369	381
Other payables and accruals	143	195
Taxes payable	1,330	1,406
Dividend payable	750	775
Total Current Liabilities	3,540	4,034

Stockholders’ equity
Ordinary share ($0.01 par value, 100,000,000 shares authorized, 1,405,000 shares issued and outstanding as of March 31, 2017 and September 30, 2016, respectively)	14	14
Additional paid in capital	22,233	22,233
Appropriated retained earnings	2,059	2,059
Unappropriated retained earnings	(7,993)	(7,752)
Accumulated other comprehensive income	2,027	2,621
Total Shareholders’ Equity	18,341	19,175
Total Liabilities and Shareholders’ Equity	$21,881	$23,209

See notes to the consolidated financial statements

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KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Express in thousands of U.S. Dollars, except shares and per share data)

(Unaudited)

	For the Six Months Ended March 31,
	2017	2016	2015
Revenues
Software	$-	$62	$44
Wireless system solution	215	434	8,430
- Related party	-	-	-
-Third Party	215	434	8,430
Total revenues	215	496	8,474

Cost of sales
Software	-	38	19
Wireless system solution	281	248	4,088
- Related party	-	-	-
-Third Party	281	248	4,088
Total cost of sales	281	286	4,107

Gross profit	(66)	210	4,367
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Operating expenses
Selling and marketing expenses	54	68	99
General and administrative expenses	738	1,301	3,140
Research and development expenses	-	54	172
Total Operating expenses	792	1,423	3,411
Income (Loss) from operations	(858)	(1,213)	956

Other income(expense)
Interest income	2	4	22
Other income (expense), net	614	528	1,653
- Related party	1	-	24
-Third Party	613	528	1,630
Total other income, net	616	532	1,675
Income (Loss) before income tax expenses	(242)	(681)	2,631
Income tax expenses	-	-	-
Net Income (Loss)	(242)	(681)	2,631
Other comprehensive income
Foreign currency translation gain (loss)	(594)	(220)	105
Comprehensive Income (Loss)	$(836)	$(901)	$2,736

Income (loss) per ordinary share
Basic and Diluted	$(0.17)	$(0.48)	$1.87

Weighted average number of ordinary shares outstanding Basic and Diluted	1,405,000	1,405,000	1,405,000

See notes to the consolidated financial statements

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KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Express in thousands of U.S. Dollars, except shares and per share data)

(Unaudited)

	For the Six Months Ended March 31,
	2017	2016	2015

Cash flows from operating activities
Net income (loss)	$(242)	$(681)	$2,631
Depreciation and amortization	275	266	321
Bad debt expense	-	(8)	1,635
Changes in operating assets and liabilities
Accounts and notes receivable	323	252	(2,398)
Unbilled revenue	-	-	4,986
Other receivables and prepayments	36	28	570
Inventories	21	54	2,011
Taxs payable	(31)	(124)	(61)
Accounts payable	(289)	(263)	429
Advance from customers	-	12	(7,984)
Other payables and accruals	(49)	8	5
Net cash provided by (used in) operating activities	44	(456)	2,145

Cash flows from investing activities
Payment to purchase property and equipments	-	(26)	(23)
Proceeds from disposal of office equipment	-	27	27
Net cash provided by investing activities	-	1	4

Cash flows from financing activities
Payment in loan to related companies	4,373	(699)	(4,450)
Net cash provided by (used in) financing activities	4,373	(699)	(4,450)

Effect of exchange rate changes on cash and cash equivalents	(38)	48	(6)

Net increase (decrease) in cash and cash equivalents	4,379	(1,106)	(2,307)
Cash and cash equivalents at beginning of year	1,239	2,743	4,166
Cash and cash equivalents at end of year	$5,621	$1,637	$1,859

Supplemental disclosure of cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$-	$106,501	$-

See notes to the consolidated financial statements

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